Mail Stop 3561

August 3, 2009

Christopher Kidney, President
Eco Building International
c/o Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 108
Carson City, NV 89701

>   **Re: Eco Building International**
>   **Registration Statement on Form S-1**
>   **Filed July 8, 2009**
>   **File No. 333-160476**

Dear Mr. Kidney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. We note that the name of the company specified in the charter is "Eco Building International[,]" without "Inc." at the end. Please correct the name on the cover page of your registration statement.

2. There appears to be a discrepancy between the name and address of the agent for service which you provide on your cover page (Val-U-Corp Services, Inc., 1802 North Carson Street, Carson City, Nevada 89701) and the "address for service of process in Nevada" which you provide beneath the heading "Legal Proceedings" on page 19 (502 North Division Street, Carson City, Nevada 89703). Please clarify.

3. We note that you are registering nearly 40% of your outstanding common stock and that certain selling shareholders who are affiliates are selling 18% of your outstanding common stock (see page 12 of the Form S-1). Given these circumstances, tell us why you believe that this is a secondary rather than a primary offering. Refer to Section 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

    In the alternative, revise the cover page of your filing to identify the selling shareholders as underwriters as required by Item 501(b)(8) of Regulation S-K. Please also revise your "Plan of Distribution" disclosure on page 12 to identify the selling shareholders as underwriters as required by Item 508 of Regulation S-K. Also, revise the disclosure to state that the shares will sell at a fixed price regardless of whether your stock becomes quoted on the Over-the-Counter Bulletin Board, as you are not eligible to conduct a primary "at-the-market' offering. Refer to Securities Act Rule 415(a)(1)(x).

4. Please monitor your need to update your financial statements and auditor's consent.

Risk Factors, page 6

"If we do not obtain additional financing…," page 6

5. Please revise your statement on page 6 that "[you] expect that [you] will only be able to continue operations for one year without additional funding[,]" as your disclosure on page 18 indicates that in fact you will be unable to continue operations for one year without additional funding, given the $56,000 in costs you expect to incur "in the next 12 months in connection with [your] business operations[.]"

"Because our sole officer and director has other business interests…," page 7

6. We note your disclosure on page 7 that Mr. Kidney plans to devote 50% of his
    business time to the company's affairs. Please disclose Mr. Kidney's other
    business activities.

"Because our continuation as a going concern is in doubt…," page 8

7. We note your disclosure that if you are unable to obtain additional financing,
    "[you] will have to delay or abandon further consulting efforts." Please revise
    this sentence, as it appears to be inconsistent with your stated business plan.

"U.S. investors may experience difficulties in attempting to effect service of process…,"
page 8

8. The reference to Mr. Love on page 8 appears to be a typographical error. We note
    that you also refer to Mr. Love on page 36, where you state that you "issued
    3,000,000 shares of our common stock to Cody Love on January 20, 2009" and
    the context indicates that you mean Mr. Kidney. Please clarify.

"If a market for our common shares does not develop…," page 9

9. We note your statement on page 9 that "[you] plan to apply for listing of [your]
    common stock on the over the counter bulletin board upon the effectiveness of the
    registration statement [.]" A similar statement appears on page 19, beneath the
    heading "Market for Common Equity and Related Stockholder Matters." Please
    revise your disclosure to clarify that to be quoted on the Over-the-Counter
    Bulletin Board, a market maker must file an application on your behalf in order to
    make a market for your common stock.

"We have no experience as a public company…," page 10

10. Please clarify your statement on page 10 that "[your] inability to operate as a
    public company could be the basis of [an investor] losing [the investor's] entire
    investment in [you]."

Description of Business, page 15

11. Please describe the competitive conditions with respect to wholesale and retail
    sales of building materials. Refer to Item 101(h)(1)(iv) of Regulation S-K.

12. Please send us on a supplemental basis the supporting documentation for the Mintel research you cite at the bottom of page 16. You should mark the supporting documents to show the location of each statistic you cite in the paragraph on page 16. This comment applies to any statistical claims that you make in your prospectus.

Plan of Operation, page 17

13. We note your disclosure on page 17 that you plan to use Mr. Kidney's current contacts as a starting point for finding low-cost suppliers of eco-friendly products. Please indicate here whether you have had any negotiations or discussions in this regard. If not, so state. If discussions or negotiations have occurred, please provide disclosure.

14. We note your disclosure in the first risk factor on page 9 that the majority of your revenues for at least the first year will be in Euros. Please include a discussion of revenues and gross profit you expect to generate from operations during the next twelve months.

15. Please quantify the amount of funding you will need over the next twelve months to continue in business and to implement your business plan. Disclose your estimated capital expenditures and anticipated sources of funding.

Compliance with Government Regulation, page 18

16. Please clarify your statement at the bottom of page 18 that you do not believe government regulation will have a material impact on the way you conduct your business because you "are not directly involved in product distribution[.]"

Results of Operations For Period Ending May 31, 2009, page 21

17. The date of incorporation disclosed in the first paragraph differs from the date disclosed on page 7 and elsewhere in the filing. Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 21

18. We note your disclosure on page 22 that since 2005 Mr. Kidney has been self-employed as a carpenter and that his education and work background are in carpentry, home repair and design. Please disclose whether Mr. Kidney has any significant retail experience. If not, so state.

Security Ownership of Certain Beneficial Owners and Management, page 23

19. We note that the information you provide pursuant to Item 403(a) of Regulation
    S-K is as of May 31, 2009. Please update this information so that it is as of the
    most recent practicable date.

Certain Relationships and Related Transactions, page 24

20. Item 404(d) of Regulation S-K requires you to disclose Item 404(a) information
    with respect to any "transaction in which the amount involved exceeds the lesser
    of $120,000 or one percent of the average of the smaller reporting company's
    total assets at year end for the last two completed fiscal years[.]" Please disclose
    in this section Mr. Kidney's loan to the company in the amount of $325 (as
    disclosed on page F-2) and his purchase(s) of 3,000,000 shares of the company's
    common stock for $3,000 (as disclosed on page F-4).

Financial Statements, page 24

21. We note that your sole officer and director, Mr. Kidney, has not received
    compensation for services rendered during the period from inception to May 31,
    2009. Please tell us the value of the services contributed by him. In addition, tell
    us what consideration you gave to recording the value of the services as
    contributed capital. Refer to SAB Topic 5:T.

22. Please correct the name of the company in the headings of the balance sheet,
    statement of stockholders' equity and statement of cash flows. Please also revise
    the date of inception in the heading of the statement of stockholders' equity.

Report of Independent Registered Public Accounting Firm, page F-1

23. The report should not refer to the year ended March 31, 2009 in the scope and
    opinion paragraphs since the financial statements cover the period from inception
    to May 31, 2009. Please revise.

Balance Sheet, page F-2

24. We note your disclosure on page F-10 that the loan from your director is due upon
    demand. Please tell us your basis for characterizing the loan as a long-term
    obligation or revise the captions as appropriate.

Statement of Stockholders' Equity, page F-4

25. Please revise the per-share price of the April offering to conform to the price
disclosed in Note 5.

Note 2. Summary of Significant Accounting Policies, page F-6

k) Recent Accounting Pronouncements, page F-7

26. It appears that you should have adopted SFAS 161, SFAS 160, SFAS 141
(revised), SFAS 159 and SFAS 157. Please revise or advise.

Exhibits

27. With respect to your January, February and April 2009 private placements, please
file as exhibits copies of the stock purchase agreements, as well as any related
documentation from the private placements.

Exhibit 5.1

28. We note that counsel's opinion is dated July 3, 2009 and refers to the company's
registration statement "filed with the Securities and Exchange Commission on the
date hereof." Counsel should revise the date to refer to the filing date of July 8,
2009.

Exhibit 23.1

29. The consent should refer to the date of the audit report and make reference to the
financial statements for the period from December 23, 2008 (date of inception) to
May 31, 2009 included in the filing. Please revise.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: Diane D. Dalmy, Esq.
       Facsimile No. (303) 988-6954